UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Pono Capital Two, Inc.
 (Name of Issuer)

Class A Common Stock, $0.0001 par value per share
 (Title of Class of Securities)

73245B107
(CUSIP Number)

Randal D. Murdock
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2024
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
ZUU Co. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,420,074*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,420,074*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,420,074*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

 * Includes 80,454 units, with each unit consisting of one share of Class A Common Stock and one redeemable warrant, and each warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share.  The warrants become exercisable on the later of (i) 30 days after the completion of the Issuer’s initial business combination and (ii) 12 months from the effective date of the registration statement on Form S-1 (File No. 333-265571) for the Issuer’s initial public offering.  All reported shares of Class A Common Stock are held by ZUU Funders Co. Ltd.  ZUU Funders Co. Ltd is the operating partner of ZUU Target Fund for SBC Medical Group HD Investment Partnership and a wholly-owned subsidiary of ZUU Co. Ltd.  ZUU Co. Ltd. is majority owned and controlled by Kazumasa Tomita.  Each Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

** Based on 5,216,290 shares of Class A Common Stock stated by the Issuer as being outstanding as of August 16, 2024 in its Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on August 16, 2024.

1	NAMES OF REPORTING PERSONS
ZUU Funders Co. Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,420,074*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,420,074*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,420,074*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

 * Includes 80,454 units, with each unit consisting of one share of Class A Common Stock and one redeemable warrant, and each warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share.  The warrants become exercisable on the later of (i) 30 days after the completion of the Issuer’s initial business combination and (ii) 12 months from the effective date of the registration statement on Form S-1 (File No. 333-265571) for the Issuer’s initial public offering.  All reported shares of Class A Common Stock are held by ZUU Funders Co. Ltd.  ZUU Funders Co. Ltd is the operating partner of ZUU Target Fund for SBC Medical Group HD Investment Partnership and a wholly-owned subsidiary of ZUU Co. Ltd.  ZUU Co. Ltd. is majority owned and controlled by Kazumasa Tomita.  Each Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

** Based on 5,216,290 shares of Class A Common Stock stated by the Issuer as being outstanding as of August 16, 2024 in its Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on August 16, 2024.

1	NAMES OF REPORTING PERSONS
ZUU Target Fund for SBC Medical Group HD Investment Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,420,074*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,420,074*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,420,074*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

 * Includes 80,454 units, with each unit consisting of one share of Class A Common Stock and one redeemable warrant, and each warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share.  The warrants become exercisable on the later of (i) 30 days after the completion of the Issuer’s initial business combination and (ii) 12 months from the effective date of the registration statement on Form S-1 (File No. 333-265571) for the Issuer’s initial public offering.  All reported shares of Class A Common Stock are held by ZUU Funders Co. Ltd.  ZUU Funders Co. Ltd is the operating partner of ZUU Target Fund for SBC Medical Group HD Investment Partnership and a wholly-owned subsidiary of ZUU Co. Ltd.  ZUU Co. Ltd. is majority owned and controlled by Kazumasa Tomita.  Each Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

** Based on 5,216,290 shares of Class A Common Stock stated by the Issuer as being outstanding as of August 16, 2024 in its Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on August 16, 2024.

1	NAMES OF REPORTING PERSONS
Kazumasa Tomita

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,420,074*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,420,074*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,420,074*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

 * Includes 80,454 units, with each unit consisting of one share of Class A Common Stock and one redeemable warrant, and each warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share.  The warrants become exercisable on the later of (i) 30 days after the completion of the Issuer’s initial business combination and (ii) 12 months from the effective date of the registration statement on Form S-1 (File No. 333-265571) for the Issuer’s initial public offering.  All reported shares of Class A Common Stock are held by ZUU Funders Co. Ltd.  ZUU Funders Co. Ltd is the operating partner of ZUU Target Fund for SBC Medical Group HD Investment Partnership and a wholly-owned subsidiary of ZUU Co. Ltd.  ZUU Co. Ltd. is majority owned and controlled by Kazumasa Tomita.  Each Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein.

** Based on 5,216,290 shares of Class A Common Stock stated by the Issuer as being outstanding as of August 16, 2024 in its Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on August 16, 2024.

CUSIP No. 73245B107	SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on February 6, 2023 (the “Initial 13D” and as amended and supplemented to date, the “Schedule 13D”) by the Reporting Persons, relating to shares of Class A Common Stock, $0.0001 par value per share (the “Class A Shares”), of Pono Capital Two, Inc., a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment shall have the meanings ascribed to them in the Initial 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial 13D is hereby supplemented by adding the following paragraph to the end thereof:

“From and including July 31, 2024, Funders purchased an additional 900 Class A Shares for a purchase price of $11,250, and an additional 1,599 units for a purchase price of $20,787, in each case excluding fees and expenses. Funds for the acquisition of Class A Shares and units were contributed by investors to the Fund pursuant to the Investment Partnership Contract.

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D is hereby supplemented by adding the following paragraph to the end thereof:

“The response to Item 3 of Amendment No. 4 to the Initial 13D is incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial 13D is hereby amended and restated as set forth below:

“(a) Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,420,074 Class A Shares, representing approximately 27.2% of the Class A Shares outstanding, in each case based on 5,216,290 shares of Class A Common Stock stated by the Issuer as being outstanding as of August 16, 2024 in its Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission on August 16, 2024.

(b) Each of the Reporting Persons may be deemed to have shared voting and shared dispositive power with regard to 1,420,074 Class A Shares.

(c) Except as set forth in Exhibit 99.7 to this Amendment No. 4 to the Initial 3D, the Reporting Persons have not engaged in any transactions in the Class A Shares during the past sixty days.

(d) Under the terms of the Investment Partnership Contract, distributions to the investors in the Fund may include dividends or proceeds from the sale of Class A Shares held by the Fund.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial 13D is hereby supplemented by adding the following to the end thereof:

“The responses to Items 3 and 4 of Amendment No. 4 to the Initial 13D are incorporated herein by reference.

Pursuant to an Amendment to the Non-Redemption Agreement by and among the Issuer, ZUU Target Fund for SBC Medical Group HD Investment Partnership (the “Fund”), SBC Medical Group Holdings Incorporated (“SBC”), and Dr. Yoshiyuki Aikawa dated March 15, 2024, the parties amended the Non-Redemption Agreement to extend the date by which comments to its proxy statement for the Business Combination were to be cleared to June 30, 2024 and to extend the date by which the Business Combination is to be consummated to August 31, 2024.  Pursuant to an Amendment No. 2 to Non-Redemption Agreement entered into by such parties on August 8, 2024, the parties further amended the Non-Redemption Agreement to further extend the foregoing dates to September 10, 2024 and September 16, 2024, respectively.

Pursuant to an Acknowledgment and Waiver Pursuant to Non-Redemption Agreement among the Issuer, the Fund, SBC, and Dr. Aikawa dated August 18, 2024, such parties agreed that the Fund may sell into the open market up to 100,000 shares of the Issuer’s Class A Common Stock purchased by the Fund pursuant to the Non-Redemption Agreement.  The Fund sold 70,000 such shares on August 19, 2024 and 5,000 such shares on August 20, 2024 as set forth in further detail in Exhibit 99.7 to this Amendment No. 4 to the Initial 13D.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated February 6, 2024, of the Reporting Persons.*
Exhibit 99.2	Investment Partnership Contract.*
Exhibit 99.3	Non-Redemption Agreement.*
Exhibit 99.4	Amendment to Non-Redemption Agreement.
Exhibit 99.5	Amendment No. 2 to Non-Redemption Agreement.
Exhibit 99.6	Acknowledgment and Waiver Pursuant to Non-Redemption Agreement.
Exhibit 99.7	Transactions in Class A Shares.

*Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 20, 2024

ZUU CO. LTD.

/s/ Kazumasa Tomita
		Name:	Kazumasa Tomita
		Title:	President

ZUU FUNDERS CO. LTD.

By:	/s/ Kazumasa Tomita
Name:	Kazumasa Tomita
Title:	President

ZUU TARGET FUND FOR SBC MEDICAL GROUP HD INVESTMENT PARTNERSHIP

By: ZUU Funders Co. Ltd., its Operating Partner

By:	/s/ Kazumasa Tomita
Name:	Kazumasa Tomita
Title:	President

KAZUMASA TOMITA
/s/ Kazumasa Tomita